                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  FORM 12b-25

                                                Commission File Number  1-12054
                                                                       ---------


                          NOTIFICATION OF LATE FILING

(Check One):    [_] Form 10-K   [_] Form 20-F   [X] Form 10-Q   [_] Form N-SAR

                 For Period Ended:     September 1, 2000
                                   --------------------------

                      [_] Transition Report on Form 10-K
                      [_] Transition Report on Form  20-F
                      [_] Transition Report on Form 11-K
                      [_] Transition Report on Form 10-Q
                      [_] Transition Report on Form N-SAR

                 For the Transition Period Ended: ___________

        Read Instruction Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION


Washington Group International, Inc.
--------------------------------------------------------------------------------
Full Name of Registrant

Morrison Knudsen Corporation
--------------------------------------------------------------------------------
Former Name if Applicable

720 Park Boulevard
--------------------------------------------------------------------------------
Address of Principal Executive Officer (Street and Number)

Boise, Idaho  83712
--------------------------------------------------------------------------------
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

        (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

        (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the
[X] prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period (Attach extra sheets if needed)

     On July 7, 2000, Washington Group International, Inc. acquired substantially all the assets and operations of the Raytheon Engineers & Constructors business ("RE&C") of Raytheon Company. Shortly after completing the acquisition, Washington Group began a comprehensive review of existing contracts and related projects that were acquired for the purpose of making a preliminary allocation of the acquisition price to the net assets acquired. As part of the ongoing review, Washington Group is evaluating, among other matters, estimates of the cost to complete for long-term contracts in process as of the acquisition date. The review requires careful analysis of numerous estimates as well as a substantial amount of underlying supporting data. Additional time is needed in order to make this preliminary allocation and to reflect the impact of the review and resulting allocation on the financial information to be included in Washington Group's Quarterly Report on Form 10-Q for the quarterly period ended September 1, 2000.


PART IV -- OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

Richard D. Parry                         208                     386-5000
-----------------------------   ----------------------   -----------------------
(Name)                               (Area Code)            (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                        [X] Yes         [_] No

________________________________________________________________________________
     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof.

                                                        [X] Yes         [_] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Results of operations for the quarterly and nine-month periods ended September 1, 2000 are not comparable to results of operations for the corresponding periods in the last fiscal year due to Washington Group's acquisition of RE&C on July 7, 2000. Washington Group cannot at this time reasonably estimate the results for the periods ended September 1, 2000. See
Part III above.


________________________________________________________________________________

                     Washington Group International, Inc.
--------------------------------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date    October 17, 2000                 By   /s/ Anthony S. Cleberg
     ------------------------               ------------------------------------
                                            Executive Vice President and Chief
                                            Financial Officer, in his respective
                                            capacities as such

                                       3